SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH October, 2010
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

New international load factor record: 84.2%

Load factor was the highest ever recorded in September and the second largest of our history

São Paulo, October 13, 2010 – (BM&FBOVESPA: TAMM4, NYSE: TAM). Brazilian National Civil Aviation Agency (ANAC) disclosed today the operational data for the month of September 2010.

As of this month we are consolidating the figures from Pantanal together with TAM’s data.

Domestic market

Comparing September 2010 with the same period the year before, our demand (in RPKs) grew 24.8%, combined with an increase of 16.5% in our supply (in ASKs), which led an increase in our load factor by 4.7 p.p. to 70.1%. Our market share for the month was 42.4%.

We observed a high demand for the period. It was the highest load factor rate for the month of September in the last three years. This number reflects the increase of leisure passengers, diluting the total yield of the system, since leisure passengers fly at off-peak hours and buy tickets in advance paying a lower fare. Another factor was the stimulus of demand in the new flights operated by the Pantanal, which had its network redesigned and expanded during the month of August and is still in maturation period. As a result of these factors, the domestic yield for September was lower than August, but during the first days of October we already observe a recovery. We always seek the best balance between load factor and yield in order to maximize our revenue per available seat kilometer (RASK).

International market

The international market continues to evidence strong demand, we have increased the load factor in relation to the same month last year, reaching 84.2% in September, the highest ever recorded for that month. Compared to the same month last year, we see a rise of 8.1 p.p., due to the combination of a 23.0% increase in demand with an 11.2% increase in supply.  Our market share in September was 84.5%.

The strong demand for international tickets reflected in an improve of the yield in dollars of a high single digit comparing with August.

General

We understand that both load factor rates and yields are reflecting the company's strategy of exploring the off peak hours through the stimulus of air transport with cheaper tickets at these hours of the day. This winning strategy may be observed in the third quarter results, where we expect to post the best operating margin of the last 12 months (excluding the non-recurring event of the provision reversal of additional tariff).

Tables

See below our operating data for the month of September and for the period from January to September:

Domestic Market	September 2010	September 2009	Var. % YoY	August 2010	Var. % MoM	Jan-Sep 2010	Jan-Sep 2009	Var. % YoY
TAM
ASK (millions) – Supply	3.686	3.165	16,5%	3.733	-1,2%	31.939	28.617	11,6%
RPK (millions) – Demand	2.584	2.070	24,8%	2.573	0,4%	21.394	18.373	16,4%
Load Factor	70,1%	65,4%	4,7 p.p.	68,9%	1,2 p.p.	67,0%	64,2%	2,8 p.p.
Market share	42,4%	44,2%	-1,8 p.p.	42,6%	-0,2 p.p.	42,4%	46,4%	-4,0 p.p.

International Market	September 2010	September 2009	Var. % YoY	August 2010	Var. % MoM	Jan-Sep 2010	Jan-Sep 2009	Var. % YoY
TAM
ASK (millions) – Supply	2.241	2.015	11,2%	2.322	-3,5%	19.494	18.683	4,3%
RPK (millions) – Demand	1.887	1.534	23,0%	1.897	-0,5%	15.434	13.411	15,1%
Load Factor	84,2%	76,1%	8,1 p.p.	81,7%	2,5 p.p.	79,2%	71,8%	7,4 p.p.
Market share	84,5%	87,3%	-2,7 p.p.	84,0%	0,5 p.p.	84,3%	86,8%	-2,5 p.p.

Contacts

Investor Relations:

Marco Antonio Bologna (CEO TAM S.A)

Líbano Miranda Barroso (CEO TAM Airlines and Investor Relations Director TAM S.A)

Jorge Bonduki Helito (IR Manager)

Marcus Vinicius Rojo Rodrigues (IR)

Suzana Michelin Ramos (IR)

Tel.: (11) 5582-9715

Fax: (11) 5582-8149

invest@tam.com.br

www.tam.com.br/ir

Press Agency Contact:

MVL Comunicação

Phone.: (55) (11) 3594-0336 / 0302 / 0303 / 0304 / 0306

equipetam@mvl.com.br

About TAM: (www.tam.com.br)

We are a member of the Star Alliance, leaders in the Brazilian domestic market since 2003 and held a 42,4% domestic market share and 84.5% international market share in September 2010. We operate regular flights to 44 destinations throughout Brazil and we serve 88 different cities in the domestic market through regional alliances. Operations abroad include our flights to 18 destinations in the United States, Europe and South America: New York , Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires (Argentina), La Paz, Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). We have code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 79 other destinations in the U.S., Europe and South America. The Star Alliance network, in turn, offers flights to 1167 airports in 181 countries. We were the first Brazilian airline company to launch a loyalty program. Currently, the program has over 7.2 million subscribers and has awarded more than 10.8 million tickets.

Forward-looking statements:

This notice may contain forward-looking statements. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 13, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.